SILVERMEX RSEOURCES INC.

BUSINESS ACQUISITION REPORT

FORM 51-102F4

Item 1.	Identity of Company

1.1	Name and Address of Company

Silvermex Resources Inc.
Suite 420 – 609 Granville Street
Vancouver, British Columbia
V7Y 1G5 Canada

1.2	Executive Officer

Duane Nelson
Chief Executive Officer
Telephone: (604) 682-4004

Item 2.	Details of Acquisition

2.1	Nature of Business Acquired

Silvermex Resources Inc. (“Silvermex” or the “Company”) is a growth-oriented silver and gold producer focused on building a portfolio of high quality, low-cost North American precious metal assets and developing its core asset, La Guitarra, a producing silver and gold property located in the Temascaltepec mining district of central Mexico.

On November 16, 2010, Silvermex completed the acquisition (the “Acquisition”) of all of the issued and outstanding shares of Silver One Mining Corporation (“Silver One”) by way of a plan of arrangement (the “Arrangement”) under the Business Corporations Act (British Columbia) (the “BCA”). The Arrangement and related transactions were approved by the shareholders of the Company and Silver One at special meetings of the respective shareholders held on November 9, 2010. Concurrent with the closing of the Acquisition, the Company changed its name from “Genco Resources Ltd.” to “Silvermex Resources Inc.” and Silver One changed its name from “Silvermex Resources Ltd.” to “Silver One Mining Corporation”. On November 16, 2010, the Company’s common shares commenced trading on the Toronto Stock Exchange under the new symbol “SLX”.

Silver One, incorporated under the BCA on April 7, 2005, is a mining exploration company formerly listed on the TSX Venture Exchange with interests in several silver exploration properties located in Mexico including an option to acquire a 100% indirect interest in a silver project located in southern Sinaloa, Mexico (the “San Marcial Project”). The San Marcial Project consists of mineral concessions held by Silver One through its wholly-owned subsidiary Terra Plata S.A. de C.V. The San Marcial Project is located in the Sierra Madre mountain range approximately 100 kilometres southeast of Mazatlan in La Rastra mining district. Silver One also has an interest in the following mineral exploration properties located in Mexico: the Peñasco Quemado and Lobos projects located in the state of Sonora, El Rosario project located in the state of Sinaloa, and La Frazada project located in the state of Nayarit.

The purchase price for the Acquisition is discussed below under section 2.3 – “Consideration”.

Further information about Silver One can be found in the joint management information circular dated October 8, 2010 (the “Information Circular”) filed under the Company’s profile on SEDAR at www.sedar.com.

2.2	Date of Acquisition

The Company completed the Acquisition on November 16, 2010.

2.3	Consideration

Pursuant to the terms of the Arrangement, Silvermex acquired Silver One by way of a share exchange conducted on the basis of one post-subdivision common share of Silvermex (being common shares of Silvermex subdivided on a 1 to 1.10 basis) for each common share of Silver One.

In total, on the effective date of the Arrangement, 89,315,406 post-subdivision common shares were issued to shareholders of Silver One. In addition, all outstanding options to acquire Silver One shares were exchanged for options to acquire the equivalent number of the Company’s common shares for the same aggregate consideration.

Further information about the Arrangement can be found in the Information Circular under the heading “The Arrangement”.

2.4	Effect on Financial Position

Upon completion of the Arrangement, Silver One became a wholly-owned subsidiary of the Company. The business and operations of Silver One have been combined with those of the Company and are managed concurrently.

Except as disclosed in the Information Circular, the Company does not have any current plans or proposals for material changes in its business affairs or the affairs of Silver One which may have a significant effect on the results of operations and financial position of the Company, including any proposal to liquidate the business of Silver One, to sell, lease or exchange all or a substantial part of its assets, to amalgamate the business with any other business organization or to make any material changes to the business or corporate structure of the Company or Silver One.

In connection with the Arrangement, certain directors and officers of the Company and Silver One resigned. The officers of the Company following the completion of the Arrangement are Duane A. Nelson (Chief Executive Officer), Michael Callahan (President), Hallein Darby (Chief Financial Officer and Corporate Secretary) and Robert J. Fraser (Vice President, Exploration). The directors of the Company following completion of the Arrangement are Arthur Brown, Michael H. Callahan, Duane A. Nelson, James R. Anderson, Joseph J. Ovsenek and Kenneth McNaughton.

Further information concerning the effect of the Arrangement on the financial position of the Company can be found in the Information Circular under the heading “The Combined Company upon Completion of the Arrangement”. The information set out above is a summary only and is qualified in its entirety by the information contained in the Information Circular and by the pro forma financial statements incorporated by reference in this business acquisition report.

2.5	Prior Valuations

There were no valuation opinions obtained by Silver One or the Company.

2.6	Parties to the Transaction

The Acquisition was not with an informed person, as such term is defined in section 1.1 of National Instrument 51-102 – Continuous Disclosure Obligations (“NI 51-102”), associate or affiliate of the Company.

2.7	Date of Report

December 14, 2010.

Item 3.	Financial Statements

The unaudited pro forma consolidated balance sheet of the Company as at June 30, 2010, and the unaudited pro forma consolidated statement of operations of the Company for the six months ended June 30, 2010 and the year ended December 31, 2009, together with the notes thereto and other information required by Part 8 of NI 51-102 which have been filed under the Company’s profile on SEDAR at www.sedar.com are specifically incorporated by reference into and form part of this business acquisition report.

The following financial statements and other information required by Part 8 of NI 51-102 which have been filed under Silver One’s profile on SEDAR at www.sedar.com are specifically incorporated by reference into and form part of this business acquisition report:

  Silver One’s audited consolidated financial statements as at and for the years ended April 30, 2010 and 2009 and reports of the auditors thereon; and

  Silver One’s unaudited consolidated financial statements as at and for the three months ended July 31, 2010 and 2009.

The Company has not requested the consent of Deloitte & Touche LLP to include their auditors’ report in this business acquisition report and therefore such consent has not been provided.